AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 29, 2000

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 ---------------

                           BERLITZ INTERNATIONAL, INC.
                            (NAME OF SUBJECT COMPANY)

                           BERLITZ INTERNATIONAL, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    08520F100
                         (CUSIP NUMBER OF COMMON STOCK)
                                 ---------------

                             PAUL H. WEINSTEIN, ESQ.
                           GENERAL COUNSEL, SECRETARY
                               400 ALEXANDER PARK
                               PRINCETON, NJ 08540
                                 (609) 514-3033

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                 WITH A COPY TO:

                             DAVID K. LAKHDHIR, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                           1285 AVENUE OF THE AMERICAS
                             NEW YORK, NY 10019-6064
                                 (212) 373-3030

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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

         FOR IMMEDIATE RELEASE


               BERLITZ INTERNATIONAL RECEIVES PROPOSAL TO ACQUIRE
                     THE OUTSTANDING SHARES OF COMMON STOCK

         PRINCETON, N.J., December 29, 2000 -- Berlitz International, Inc. (NYSE: BTZ) ("Berlitz" or the "Company") announced today that Benesse Corporation and Benesse Holdings International, Inc. have made a proposal to the directors of Berlitz to acquire all of the outstanding shares of common stock of Berlitz not held by Benesse for a cash price of $12.00 per share. Together, Benesse and its affiliates currently own approximately 76% of Berlitz's outstanding common stock.

         The proposal has been referred to a special committee of disinterested directors of Berlitz. The special committee has retained Banc of America LLC Securities to advise it in evaluating the proposal.

         Benesse's proposal is, among other things, subject to the special committee making a favorable recommendation with respect to the proposal. The proposal is not subject to any financing conditions. Benesse also informed the directors of Berlitz that it reserved the right to amend or withdraw its proposal at any time in its sole discretion. Benesse Corporation is a public company in Japan and its shares are traded on the Tokyo Stock Exchange and the Osaka Securities Exchange. Benesse Holdings International is a wholly owned U.S. subsidiary of Benesse Corporation that acts as a holding company for the stock of Berlitz and other strategic investments.

         In an unrelated development, Berlitz also announced a strategic restructuring, anticipated to be completed within the first quarter of 2001 and to reduce pre-tax operating costs by an estimated $20 million for fiscal year 2001 and $12 million annually thereafter. The Company expects to report a pre-tax charge for restructuring and other unusual items of approximately $17 million (principally in the fourth quarter of 2000). This charge will consist primarily of employee separation costs for a reduction in force of approximately 90 employees worldwide, exit costs of under- performing operations, and asset impairments. "The restructuring plan we have announced today is part of a renaissance for Berlitz", stated James Kahl, Vice Chairman. "These are major changes intended to streamline the business today, and dramatically strengthen the Company's performance in the future, by providing resources and operational flexibility for new growth and to meet new challenges."

         Forward-Looking Statements: Certain statements in this release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include those indicated by words such as "expect," "anticipate," "believe" and "estimated." Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from the future results expressed or implied by these statements. These factors include the Company's success in implementing its restructuring plan, general economic conditions and the performance of the Company's operations within its prevailing business markets around the world, as well as other factors set forth in Berlitz's 1999 Annual Report on Form 10K. These factors also include risks related to the possible acquisition of the Company. All forward-looking statements are based on information available to the Company on the date hereof and the Company assumes no obligation to update such statements.

         The press release above is neither an offer to purchase nor a solicitation of an offer to sell securities of Berlitz. If and when a tender offer is made for the common stock of Berlitz, Berlitz shareholders are advised to read the tender offer statement, which would be filed by Benesse with the U.S. Securities and Exchange Commission, and the related solicitation/recommendation statement that would be filed by Berlitz with the Commission at the commencement of any tender offer. The tender offer statement (which would probably include an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement would contain important information that should be read carefully before any decision is made with respect to a tender offer. If a tender offer is commenced, Berlitz shareholders would be able to obtain a copy of these documents from the purchasers' information agent, without charge, upon request. These documents also would be made available at no charge on the SEC's web site at www.sec.gov.